SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

137

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to

Commission file number:

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mid-State Bank & Trust

1026 Grand Avenue

Arroyo Grande, California 93420

Mid-State Bank & Trust

Profit Sharing and Salary

Deferral 401(k) Plan

Financial Statements and

Supplemental Schedule

As of December 31, 2004 and 2003 and

For the Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2004

Notes to Financial Statements

Supplemental Schedule

Schedule I: Form 5500 – Schedule H – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004

Consent of Independent Registered Public Accounting Firm

Signatures

Note:

Schedules other than that listed above have been omitted because they are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Investment Committee of the

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

Arroyo Grande, California:

We have audited the accompanying statements of net assets available for plan benefits of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004.  These financial statements and the schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Los Angeles, California

June 28, 2005

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2004	2003

Assets:
Investments, at fair value	$51,861,837	$45,847,971

Receivables:
Participant contributions	—	—
Employer contributions	54,447	—

Total receivables	54,447	—

Total assets	51,916,284	45,847,971

Liabilities	—	—

Net assets available for plan benefits	$51,916,284	$45,847,971

See accompanying notes to financial statements.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2004

Net assets available for plan benefits, beginning of year	$45,847,971

Additions:
Investment income:
Interest	378,992
Dividends	105,722
484,714
Less: transactional expenses	16,363

Net investment income	468,351

Contributions:
Employer contributions, net of forfeitures of $169,924	2,875,092
Participant contributions	1,857,358
Participant rollover contributions	231,383

Total contributions	4,963,833

Net appreciation in fair value of investments	3,970,002

Other Income	10,053

Total additions	9,412,239

Deductions:
Benefits paid to participants	3,343,926

Total deductions	3,343,926

Net increase	6,068,313

Net assets available for plan benefits, end of year	$51,916,284

See accompanying notes to financial statement.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following summary description of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank & Trust (the Bank or Mid-State). Originally participants became eligible on the first day of the month following completion of ninety days of service. The Plan was amended January 1, 2005 so that Participants become eligible on the first day of the month following completion of thirty days of service. The Bank is both the sponsor and administrator of the Plan. The trustee of the Plan is the Prudential Retirement Insurance & Annuity Co. (the Trustee or Prudential). In February 2004, the former trustee of the Plan, CIGNA Retirement and Investment Services (CIGNA), was acquired by Prudential. Prudential Retirement Insurance is a wholly-owned Subsidiary of Prudential. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

Effective October 31, 2003, the Bank entered into an Agreement of Merger (the Agreement) with Ojai Valley Bank. In connection with the Agreement, the assets of Ojai Valley Bank 401(k) Plan were transferred into the Plan. The aggregate balance of accounts transferred was $621,058 (including participant loans of $27,000). On the date of transfer, participants of this plan became fully vested in any unvested portions of their accounts. Future contributions under the Plan will vest in accordance with the vesting schedule defined herein. In accordance with the Agreement, participants were given credit for any prior service at Ojai Valley Bank.

Effective January 1, 2002, the Plan adopted various mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). Among these new provisions are permitting increased deferral limits for all participants, and further deferrals for participants 50 years of age and older.

Contributions

Participants may defer up to 15 percent of their pre-tax compensation through payroll deductions, subject to certain income related restrictions.  The Bank made a discretionary matching contribution per pay period to all participants who made contributions to the Plan during the years presented.  For the year ended December 31, 2004, the matching contribution was $589,851, net of forfeitures applied of $49,521.  For each eligible employee that is employed by the Plan Sponsor on the last day of the contribution period, the Bank may also contribute a profit sharing allocation to the Plan.  This contribution is determined annually by the Bank’s Board of Directors. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $2,285,241, net of forfeitures applied of $120,403, for fiscal year 2004.  The profit-sharing contribution was remitted to the Plan prior to December 31, 2004 and accordingly is included in investments on the Statement of Net Assets Available for Plan Benefits as of December 31, 2004.  The Bank’s profit-sharing contribution, together with its salary deferral matching contribution and any additional contributions in each Plan year, may not exceed 15 percent of the compensation of all Plan participants.  Total contributions in any Plan year are subject to the applicable annual additions limitations under the Internal Revenue Code (IRC).  The Plan also accepts rollover contributions from other qualified plans.

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contribution and an allocation of (a) the Bank’s contributions; (b) amounts previously forfeited by other employees; (c) net investment income; and (d) investment appreciation or depreciation.  Participants who make distributions from their accounts or invest in the Bank’s stock are charged a transaction fee.  The Bank’s profit sharing contribution was allocated to each participant’s account in the proportion that each participant’s annual compensation bears to the total compensation for all participants for the Plan year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in any voluntary contributions and net income thereon. Participants vest in Bank contributions and the related net income earned as follows:

Year(s) of Service	Percentage Vested

1	20%
2	40%
3	60%
4	80%
5	100%

Notwithstanding the above, if a participant (1) attains the age of 59½, (2) dies or (3) terminates employment by reason of disability while employed, the Bank’s contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.

Payment of Benefits

Upon termination of employment, attaining the age of 59 ½, death or disability, participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of their vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution.  The Plan also provides for hardship withdrawals from a participant’s vested interest in their account for immediate and heavy financial needs, subject to certain limitations.  Payments are valued as of the last valuation date on or before termination and are recorded when paid.

Participant Loans

The Plan permits participants to borrow against their vested account balances.  Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans.  The interest rate on participant loans is the prime rate at inception of the loan plus one percent.  Loans outstanding as of December 31, 2004 and 2003 had an interest rate of 4.75 percent to 9.50 percent and 3.75 percent to 9.75 percent, respectively, and mature between 2005 and 2019, and 2004 and 2018, respectively.

Forfeitures

Forfeitures attributable to the Bank’s matching contributions are used to reduce the Bank’s contribution for the Plan year in which the forfeitures occur.

Forfeitures attributable to the Bank’s discretionary contributions are added to the Bank’s discretionary contribution for the Plan year in which such forfeitures occur and are allocated among the participants’ accounts in the same manner as the Bank’s discretionary contributions.

For the year ended December 31, 2004, employer matching contributions were reduced by $49,521 as a result of forfeitures.  In addition, forfeitures of $120,403 were used to reduce the employer profit sharing contributions allocated to active participants during 2004.  Unallocated forfeitures relating to employer matching contributions at December 31, 2004 and 2003 totaled $8,065 and $29,580, respectively.

Administrative Expenses

All expenses incurred in the administration of the Plan, including legal and accounting fees, are paid directly by the Bank.  The Bank is not obligated to pay certain administration expenses of the Plan and they pay such expenses on a discretionary basis.  During the 2004 Plan year, the administrative expenses paid by the Bank totaled $12,570. Participants paid transactional expenses that amounted to $16,363 for the year ended December 31, 2004, which is presented as a reduction to net investment income.

2.	Summary of	Basis of Presentation
Significant
Accounting Policies

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and thus are based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risks and Uncertainties

The Plan investments in Mid-State Bancshares amounted to approximately $5,958,000 and $4,841,000 as of December 31, 2004 and 2003, respectively.  Such investments represent approximately 11% of total assets at both December 31, 2004 and 2003.  For risks and uncertainties regarding Mid-State Bancshares, participants should refer to the December 31, 2004 and 2003 Forms 10-Ks and March 31, 2005 Form 10-Q filed with the Securities and Exchange Commission as of and for the periods then ended.

The Plan provides for various investment options in pooled separate accounts that invest in investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan invests in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The Mid-State Bancshares are based on quoted market prices.  The Pooled Separate accounts are based on the unit price of the net asset value of shares held by the Plan at year-end.  Unit price of the net asset value of shares is determined based on quoted market prices, or if not available, quotes from brokers and dealers.  One of the Plan’s investments is a non-benefit-responsive investment contract valued at fair value (see Note 4).  It is management’s belief that fair value approximates contract value.  Participants loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investment income and appreciation or depreciation is allocated daily to each participant’s account in proportion to the ratio of the account balance to all account balances.

Management determines the collectibility of participant loans on a periodic basis.  This determination is made based on the terms of the Plan document and the related Plan policies and procedures.  Those participant loans that are deemed to be uncollectible are written-off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determinations is made and totaled approximately $46,000 for the year ended December 31, 2004.

3.	Investments	The following presents investments that represent five percent or more of the Plan’s net assets:

December 31,	2004	2003

Common Trust, Pooled Separate Accounts:
Guaranteed Income Fund (see Note 4)	$11,368,178	$11,449,986
Fidelity Advisor Equity Income Account	4,580,047	3,980,865
Invesco Dynamics Account (i)	0	2,924,695
Mid-Cap Growth – Artisan Partners (i)	3,548,605	0
Small Company Value – Perkins Wolf McDonnell	7,933,917	6,930,351
CIGNA Charter Lifetime 40	3,831,042	3,629,586
Mid-State Bancshares Common Stock	5,957,936	4,841,033

(i) Invesco Dynamics replaced in 2004 by Artisan Partners.

During the Plan year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in net value as follows:

Pooled Separate Accounts	$3,329,873
Guaranteed Income Fund	—
Common Stock (Mid-State Bancshares)	640,129

Total	$3,970,002

4.	Investment Contract with Insurance Company

In 1999, the Plan entered into an investment contract with the predecessor Trustee (CIGNA) to Prudential.  Prudential continues to honor the contract and allows the Plan to offer an investment option, Prudential Guaranteed Income Fund (GIF), with a guaranteed rate of return.  Once invested in this fund, the Participant may be limited under certain circumstances to transfer or withdraw funds from the investment.  In accordance with the provisions of SOP 94-4, the GIF was determined not to be fully benefit-responsive by the plan administrator; accordingly, it is stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), which approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rate for the years ended December 31, 2004 and 2003 was approximately 2.9 percent and 3.0 percent, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed semi-annually for resetting.  The latest interest rate was reset for the period July 1, 2004 through December 31, 2004 at 2.9 percent.

5.	Tax-Exempt Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 5, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the period covered by determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan is in process of filing for a new determination letter with the IRS in conjunction with the plan amendments relating to the Plan merger and EGTRRA.

6.	Party-in-Interest Transactions

The Trustee and the Bank are parties-in-interest as defined by ERISA.  The Trustee invests Plan assets in its collective investment funds and the Bank’s Common Stock.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Section 408(b)(8) of the IRC.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to amend the Plan, discontinue its contributions completely, or terminate the Plan subject to the provisions of ERISA.  In the event of complete discontinuance of the Bank’s contributions or termination of the Plan, participants will become 100 percent vested in their accounts.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Schedule I: – Form 5500 – Schedule H – Line 4i –

Schedule of Assets (Held at End of Year) as of December 31, 2004

EIN:  95-2135438

Plan Number: 001

Identity of Issuer, borrower or similar party		Description of Investment	Current Value

	Guaranteed Income Fund:

*	Prudential Retirement Insurance	CIGNA Charter Guaranteed Income Fund	$11,368,178

	Common Trust, Pooled Separate Accounts:

*	Prudential Retirement Insurance	Fidelity Advisor Equity Income Account	4,580,047
*	Prudential Retirement Insurance	Small Cap Growth - Timessquare	1,072,877
*	Prudential Retirement Insurance	Mid-Cap Growth - Artisan Partners	3,548,605
*	Prudential Retirement Insurance	Large Company Growth – Goldman Sachs	846,826
*	Prudential Retirement Insurance	Dryden S & P 500 Index Fund	1,890,840
*	Prudential Retirement Insurance	Small Company Value – Perkins Wolf McDonnell	7,933,917
*	Prudential Retirement Insurance	International Blended Fund – Boston Company	1,558,555
*	Prudential Retirement Insurance	Oppenheimer Global Class A	1,118,054
*	Prudential Retirement Insurance	Core Bond Fund	1,650,848
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 20	113,056
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 30	211,001
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 40	3,831,042
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 50	557,308
*	Prudential Retirement Insurance	CIGNA Charter Lifetime 60	275,240
*	Prudential Retirement Insurance	Large Cap Value – John A. Levin	1,427,484
*	Prudential Retirement Insurance	Mid Cap Value – Wellington Management	1,657,113
*	Prudential Retirement Insurance	Nations International Value Fund Class A	640,755

	Total Common Trust, Pooled Separate Accounts		32,913,568

		Common Stock:

*	Prudential Retirement Brokerage Services	Mid-State Bancshares	5,957,936

		Participant Loans Allocated to:

*	Participant loans	Interest rates ranging from 4.75 percent to 9.50 percent with maturities from 2005 to 2019.	1,622,155

	Total assets held		$51,861,837

*Represents a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-STATE BANK & TRUST PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

By:	/s/James G. Stathos
James G. Stathos, Member of Investment
Committee of the MID-STATE BANK & TRUST PROFIT
SHARING AND SALARY DEFERRAL 401(k) PLAN